SCUDDER KEMPER INVESTMENTS

                                                Scudder Kemper Investments, Inc.
                                                Two International Place
                                                Boston, MA  02110-4103
                                                617 295 1000 telephone

        Management Statement Regarding Compliance With Certain Provisions
                      of the Investment Company Act of 1940

PricewaterhouseCoopers LLP                                    August 4, 2000
160 Federal Street
Boston, MA  02110

We, as members of management of Farmers Investment Trust (comprised of Growth Portfolio, Balanced Portfolio, Income Portfolio, Income with Growth Portfolio, and Growth with Income Portfolio (the "Portfolios")) are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, Custody of Investments by Registered Management Investment Companies, of the Investment Company Act of 1940 (as interpreted in the Response of the Office of the Chief Counsel, Division of Investment Management, Ref. No. 92-237-CC). We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed evaluations of the Portfolios' compliance with the requirements of subsections (b) and (c) of Rule 17f-2 (as interpreted in the Response of the Office of the Chief Counsel, Division of Investment Management, Ref. No. 92-237-CC) as of August 10, 1999, April 6, 2000 and April 30, 2000 and for the period from April 30,1999 (date of last examination) through August 10, 1999, the period from August 10, 1999 through April 6, 2000 and the period from April 6, 2000 through April 30, 2000.

Based on these evaluations, we assert that the Portfolios were in compliance with the requirements of subsections (b) and (c) of Rule 17 f-2 of the Investment Company Act of 1940 (as interpreted in the Response of the Office of the Chief Counsel, Division of Investment Management, Ref. No. 92-237-CC) as of August 10, 1999, April 6, 2000 and April 30, 2000 and for the period from April 30,1999 (date of last examination) through August 10, 1999, the period from August 10, 1999 through April 6, 2000 and the period from April 6, 2000 through April 30, 2000, with respect to securities reflected in the investment accounts of the Portfolios.


Farmers Investment Trust
By:

/s/John R. Hebble
--------------------------------
John R. Hebble
Treasurer

/s/Caroline Pearson
--------------------------------
Caroline Pearson
Assistant Secretary



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                     UNITED STATES
                SECURITIES AND EXCHANGE
                       COMMISSION                                                                 ----------------------------------
                Washington, D.C. 20549                                                                        OMB APPROVAL
                                                                                                  ----------------------------------
                                                                                                  OMB Number:  3235-0360
                     FORM N-17f-2                                                                 Expires
                                                                                                  Estimated average burden
 Certificate of Accounting of Securities and Similar                                              hours per response...0.05
            Investments in the Custody of                                                         ----------------------------------
           Management Investment Companies

      Pursuant to Rule 17f-2 [17 CFR 270.17f-2]

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1.    Investment Company Act File Number:                        Date Examination completed:
      811-09085                                                  August 10, 1999, April 6, 2000, April 30, 2000
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2.    State identification Number:
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     AL                     AK                       AZ                   AR                   CA                   CO
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     CT                     DE                       DC                   FL                   GA                   HI
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     ID                     IL                       IN                   IA                   KS                   KY
     -------------------------------------------------------------------------------------------------------------------------------
     LA                     ME                       MD                   MA                   MI                   MN
     -------------------------------------------------------------------------------------------------------------------------------
     MS                     MO                       MT                   NE                   NV                   NH
     -------------------------------------------------------------------------------------------------------------------------------
     NJ                     NM                       NY                   NC                   ND                   OH
     -------------------------------------------------------------------------------------------------------------------------------
     OK                     OR                       PA                   RI                   SC                   SD
     -------------------------------------------------------------------------------------------------------------------------------
     TN                     TX                       UT                   VT                   VA                   WA
     -------------------------------------------------------------------------------------------------------------------------------
     WV                     WI                       WY                   Puerto Rico
     -------------------------------------------------------------------------------------------------------------------------------
     Other (specify):
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3.   Exact name of investment company as specified in registration statement:
     Farmers Investment Trust
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4.    Address of principal executive office (number, street, city, state, zip code):
      Two International Place, Boston MA, 02110
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INSTRUCTIONS

This Form must be completed by investment companies that have custody of securities or similar investments.

Investment Company

1.   All items must be completed by the investment company.
2. Give this Form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company.

Accountant

3. Submit this Form to the securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission's principal office in Washington, D.C., one copy with the regional office for the region in which the investment company's principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.




THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT